Exhibit 21

SUBSIDIARIES OF UNITED PARCEL SERVICE, INC.

As of December 31, 2009

Name of Subsidiary	Jurisdiction of Organization

BT Property Holdings, Inc.	Delaware
BT Realty II, Inc.	Maryland
BT Realty, Inc.	Maryland
C.C. & E.I., L.L.C.	Delaware
United Parcel Service Co.	Delaware
United Parcel Service General Services Co.	Delaware
UPS Limited	United Kingdom
United Parcel Service of America, Inc.	Delaware
United Parcel Service, Inc.	Ohio
UPINSCO, Inc.	Virgin Islands
United Parcel Service Canada Ltd.	Canada
UPS Capital Business Credit	Connecticut
UPS Capital Corporation	Delaware
United Parcel Service Deutschland Inc.	Delaware
UPS Ground Freight, Inc.	Virginia
UPS Supply Chain Solutions, Inc.	Delaware
UPS Worldwide Forwarding, Inc.	Delaware
UPICO Corporation	Delaware
UPS Europe SA	Belgium
UPS SCS, Inc. (Canada)	Canada
UPS SCS GmbH & Co OHG	Germany

The names of particular subsidiaries are omitted pursuant to Item 601(b)(21)(ii)of Regulation S-K.